Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On June 18, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). The definitive joint proxy statement/prospectus will be sent to holders of Lyondell’s and Millennium’s common stock when it becomes available. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

This filing contains the text of an article published in European Chemical News on August 8, 2004, quoting Lyondell President and Chief Executive Officer, Dan F. Smith. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

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Article:

Millennium transition

Lyondell’s acquisition of Millennium Chemicals will not only help consolidate its balance sheets, it will also confirm the chemical company’s position as number three in the US. Michael Gordon asks what plans are in the pipeline

Photo Caption – Smith: ‘Millennium is a nice all-round business’

Lyondell is about to start flexing its muscle. The company is now in the process of acquiring Millennium Chemicals, a deal that will make it the third-largest independent, publicly traded chemical company in the US, behind only Dow Chemical and DuPont. According to Lyondell president and chief executive officer Dan Smith: ‘This will unmask a lot of the size we have, which has not been transparent because of the way we have operated with ventures and unconsolidated businesses. We have been almost this big for the past five years, but it has not shown because of the finances.

He explains: ‘Instead of looking like a $4bn company when we were really $10-11bn, we will look more like $12bn, which is more realistic. The ambition is to make the profitability match the leaders without the sheer size. It is profitability that makes the difference.’

Smith told ECN that the acquisition was progressing nicely, with transition teams in place and on schedule, and expectations that once closing occurs there will be a relatively seamless transition. Lyondell is hoping for a completion date in the fourth quarter, this year. Anti-trust clearances have already been received from both the US and EU, and Lyondell is now working through the regulatory process.

The biggest change as a result of the acquisition will be the consolidation of Equistar, the ethylene and polyethylene producer, and Millennium with the base-line Lyondell business, leaving the refining business as the only unconsolidated asset. ‘We will still be majority owners in this business, but we don’t meet the criteria to allow us to consolidate that as well,’ adds Smith.

Lyondell has been operating Equistar for some time, but because of its ownership, 29.5% of the cash flow would go into Millennium and it could decide what to do with it. By owning the whole thing, Lyondell will trap the cash in the system, and can use it to deliver on the debt-burdened balance sheet at each of Lyondell, Equistar and Millennium. Smith says: ‘We want to get each of the balance sheets in order and then move on.’

Millennium also operates a titanium dioxide business outside of Equistar, and there are only five major players in this product around the world. Smith adds: ‘We expect slow growth, but more even profitability from the TiO2 business than the commodity ethylene and polyethylene business. Cash flow is also more predictable.’

‘Millennium is a nice all-round business and it sits on top of some areas we were operating in already, giving us more mass in certain areas. It also introduces us to some new markets.’

Smith suggests there will be some channelling in the markets that TiO2 serves, like paints and coatings, because Lyondell and Equistar already sell into the solvents end of the coatings market. ‘In combining them, we will present a fuller picture to the market. There were some places we were not penetrating the market on the Lyondell and Equistar side that Millennium had a strong position in with the TiO2 and vice versa,’ he says.

The other business Millennium has is the acetyl business, which is an ethylene derivative and a global commodity. It is in a direct vertical chain from where Lyondell is operating. ‘Now is a good time to make an acquisition like this,’ Smith says: ‘The performance of the chemical industry has been terrible in the last three years, but since September 2003, we have seen a pronounced improvement in the business. We are coming off a weak base so it is a slow improvement, but this is typical of a cyclical business in that you get peaks and troughs.’

Smith adds: ‘If an expert had been asked three or four years ago what would happen to the North American chemical industry if it went through extended periods of time with gas at $6/m Btu and oil at $40/bbl, he would have said it would be flat on its back, but in reality it has generally maintained margins. Supply and demand is getting a little tighter and therefore there is an improved ability to move prices.’

The US feedstock advantage, based on gas, has disappeared, but two-thirds of all Lyondell’s production is based on liquids. Smith concedes: ‘We still have concerns over NGL facilities looking forward. We have one large facility running on a very light mix, so more NGLs than liquids, but this can be converted. We also have two facilities that cannot be easily converted and if and when they become unprofitable, we will deal with that. In the short term, we expect supply and demand to tighten around the globe.’

The profitability of the TiO2 business is based less on natural gas pricing and more on the cost of raw materials. The TiO2 plants in Brazil and Australia are based in close proximity to the ores, with additional manufacturing facilities in the UK, France and the US.

The debt ratio of Millennium is virtually the same as Lyondell, according to Smith. ‘We have a very heavy debt burden, but the Millennium balance sheet is very slightly less levered than where we were before, and we have said frequently over the past five years that our goal is to ‘de-lever’ what we have. We have not repaid any significant debt for two to three years as we have been operating at virtually cash break even. Throughout this time we have operated with $1bn to $1.5bn of liquidity, through a combination of cash and credit, to make sure we had the ability to withstand anything thrown at us. We have developed a reputation within financial circles for being a little conservative, but we do not want to get into crisis situations.’

Before the Millennium acquisition, Lyondell reduced its debt by $2.5bn, and after the acquisition, this will rise to $3bn. Smith says: ‘If you look at the total debt, it would be just under $8bn after the Millennium transaction and if you subtract the $3bn from that and add it to the equity side, you get a much better position. Those numbers over time will get us back to an investment-grade rating, which is where we think you need to be for capital market access.’

Smith argues that the group will get cash flow growth from an up-cycle in the industry, which will then be deployed to reduce the debt, and thus increase the earnings again as the interest goes down. ‘I would like to think we can achieve the $3bn repayment within the next three to four years, but that depends on the cyclic nature of business,’ he says.

Lyondell has several joint ventures which, as Smith says, are progressing well. ‘They are the second-best way to do things; if you are wealthy enough, obviously the best way is to do things is on your own. The key to a joint venture is the alignment of interests, and our experience has been far better than most other joint ventures. Historically, western Europe has been more successful at joint ventures than the US, and we have spent time studying why and learning from them.’

Lyondell has a joint venture with Bayer borne out of necessity. ‘When we did the deal with them on the downstream polyols business, we sold them our downstream business as well as an equity interest in the feedstock, but we operate those plants. This joint venture secured Bayer’s right to grow the business going forward.’

Lyondell has been the market leader in propylene oxide production with its own technology since 1998 and is currently in the process of building a pilot plant to test its direct oxidation technology at its research centre in Pennsylvania, US. Smith stresses that, despite pressures from the industry, it is unlikely that its propylene oxide technologies will be commercially licensed.

Lyondell hopes to build a commercial plant based on its direct oxidation technology some time this decade, and is looking at China and the Middle East as possible locations because of the ability to off-take the propylene. However, this would require heavy investment and Lyondell already has an extensive infrastructure in Europe and the US, where a new proprietary plant could fit in well.

Smith says: ‘Eventually we will need capacity in Asia or close by, but it depends which technology we use [either PO/SM or Direct PO]. We would be uneasy about taking first-of-a-kind technology and placing it 5000 miles from the bulk of our technical support. We would sooner use first-of-a-kind technology in the US or Europe.’

The direct oxidation technology will produce propylene oxide with no co-product and only using a single reactor, therefore it will be much cheaper capital wise. ‘Work on the pilot plant is going well. We have mixed plant engineers and researchers together to prove the technology in a working environment and, so far, we have seen no unexpected results. We expect to shakedown the pilot plant in the next couple of months,’ he says.

Smith says that ethylene, being such a big part of US production, is a good way to characterise the North American chemical industry. Throughout this downturn, for the first time, the US has been lower than the rest of the globe in operating rates. Historically the rest of the world operated at lower rates than the US, therefore the improvement in the US will be starker than the rest of the world, he suggests.